UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.    )*

REGENT COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
758865109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	758865109	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS Hendrik J. Hartong, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,845,452 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,845,452 (2)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,845,452 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by Hendrik J. Hartong, Jr. (the “Reporting Person”) in his capacity as sole member of HJH Partners, LLC (“HJH Partners”). HJH Partners is trustee for the WPG Corporate Development Associates V Liquidating Trust and the WPG Corporate Development Associates V (Overseas) Liquidating Trust (collectively, the “Trusts”). In its capacity as trustee, HJH Partners has voting and investment authority over the shares held by the Trusts. The Reporting Person expressly disclaims membership in a “group” for purposes of this Schedule 13G.
(2) Includes: (i) 2,464,162 shares of common stock held by WPG Corporate Development Associates V Liquidating Trust and (ii) 381,290 shares of common stock held by WPG Corporate Development Associates V (Overseas) Liquidating Trust. Beneficial ownership of these shares has been previously reported by Robeco Investment Management, Inc. and its predecessor, as the investment adviser to WPG Corporate Development Associates V, L.L.C. and WPG Corporate Development Associates V (Overseas) L.P. The Reporting Person disclaims beneficial ownership of the shares owned by the Trusts for all purposes other than this Schedule 13G.
(3) This percentage is calculated based upon the aggregate of 38,844,956 shares of the Issuer’s common stock outstanding as of November 1, 2007, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	758865109	13G	Page	3	of	6
Item 1(a). Name of Issuer:
     Regent Communications, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2000 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
Item 2(a). Name of Person Filing:
     Hendrik J. Hartong, Jr.
Item 2(b). Address of Principal Business Offices or, if None, Residence:
8 Sound Shore Drive, Suite 265
Greenwich, Connecticut 06830
Item 2(c). Citizenship:
     United States of America.
Item 2(d). Title of Class of Securities:
     Common Stock, Par Value $.01 Per Share
Item 2(e). CUSIP Number:
     758865109
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	758865109	13G	Page	4	of	6

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership (as of December 31, 2007).
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

2,845,452 shares

(b)	Percent of class:

7.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

2,845,452 shares

(ii)	Shared power to vote or direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

2,845,452 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

CUSIP No.	758865109	13G	Page	5	of	6
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	758865109	13G	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

By:	/s/ HENDRIK J. HARTONG, JR.
HENDRIK J. HARTONG, JR.

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).